Exhibit 99.1

IMPORTANT INFORMATION

May 17, 2021

Dear Shareholder,

The enclosed proxy replaces the previous one you recently received that lists seven (7) directors. This version is the one you must use to vote. Please disregard the previous one received. If you have already voted, you must re-vote for your vote to count.

The record date in the Management Information Circular was incorrectly listed as May 11, 2021. The correct record date for the June 18, 2021 meeting is May 7, 2021. There have been no other changes to the Management Information Circular.

We look forward to your participation.

/s/ Pierre Labbé
Pierre Labbé CPA, CA
Chief Financial Officer

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Dartmouth, Nova Scotia B3B 2C4 Canada	Québec, Québec G1V 2M2 Canada
+1 (902) 492-1819	+1 (581) 741-0519

www.imv-inc.com